December 13, 2018

Sheila Gujrathi, M.D.
President and Chief Executive Officer
Gossamer Bio, Inc.
3013 Science Park Road, Suite 200
San Diego, California 92121

       Re: Gossamer Bio, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 29, 2018
           CIK No. 0001728117

Dear Dr. Gujrathi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 1 regarding your belief that the preclinical programs provide investors with information about the scope of your current and future development focus areas. However, your revised narrative disclosure regarding your BKT inhibitors and small molecule cancer metabolism modulators appear to indicate that these programs are still in very preliminary stages. Please tell us why it is not sufficient to provide information to investors about these early programs in narrative form, and why you believe it is appropriate to highlight them with the same level of prominence as your other programs in graphic form in the Prospectus Summary.
 Sheila Gujrathi, M.D.
Gossamer Bio, Inc.
December 13, 2018
Page 2
2. We note your revised disclosures and response to prior comment 3. Please disclose the serious adverse event that occurred in a Phase 1 trial. You may explain that the event occurred at a dose of 160 mg, and also disclose the highest dose being used or expected to be used for your current trials for GB001.
Business, page 91

3. We note your revised disclosures on page F-16. Please revise this section to add disclosure regarding your payment obligations under the merger agreement for Adhaere
      Pharmaceuticals, Inc.
License Agreements, page 112

4. We acknowledge your revised disclosures in response to prior comment 15. However, there does not appear to be any revised disclosures to address that the licensed intellectual property under the Pulmokine agreement includes rights licensed by Pulmokine from two third parties. Please revise accordingly, including any material terms of those agreements that affect your agreement with Pulmokine, as well as the effects of any termination of the third-party licenses. Please also address the effects of any termination of the UC Regents license under the Aerpio agreement, if any.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameSheila Gujrathi, M.D.
                                                            Division of
Corporation Finance
Comapany NameGossamer Bio, Inc.
                                                            Office of
Healthcare & Insurance
December 13, 2018 Page 2
cc:       Matthew Bush
FirstName LastName